UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from

to

Commission file number
001-16109

CoreCivic 401(k) Plan
(Full title of the Plan)

CORECIVIC, INC.
(Name of the issuer of the securities held pursuant to the Plan)
5501 Virginia Way, Brentwood TN 37027
(Address and zip code of principal executive offices of the issuer)

CORECIVIC 401(k) PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2025

Report of Independent Registered Public Accounting Firm
The Administrative Committee, the Administrator and the Participants
CoreCivic 401(k) Plan
Nashville, Tennessee
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the CoreCivic 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025 and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information
The supplemental information included in Schedule H, Line 4(a) – Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ BAKER TILLY US, LLP
Peachtree Corners, Georgia
June 26, 2026
We have served as the Plan’s auditor since 2013.

CORECIVIC 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2025 AND 2024

	2025	2024
ASSETS:
INVESTMENTS, at fair value	$489,270,774	$436,396,339

RECEIVABLES:
Employer contributions	669,441	887,454
Notes receivable from participants	17,794,804	16,298,139

Total receivables	18,464,245	17,185,593

NET ASSETS AVAILABLE FOR BENEFITS	$507,735,019	$453,581,932

See accompanying notes to the financial statements.

CORECIVIC 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2025

ADDITIONS:
INVESTMENT INCOME:
Dividends	$13,992,696
Net appreciation in fair value of investments	45,857,678

Total investment income	59,850,374
INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	1,428,357
CONTRIBUTIONS:
Employer	21,982,557
Participant	22,148,144
Rollover	3,234,584

Total contributions	47,365,285

Total additions	108,644,016
DEDUCTIONS:
Benefits paid to participants	53,590,409
Administrative expenses	900,520

Total deductions	54,490,929

Net increase in assets available for benefits	54,153,087
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	453,581,932

End of year	$507,735,019

See accompanying notes to the financial statements.

CORECIVIC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024
NOTE A - DESCRIPTION OF THE PLAN
The following description of the CoreCivic 401(k) Plan (the “Plan” or “CoreCivic 401(k)”) is provided for general purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Plan Sponsor
The Plan is a defined contribution plan that is sponsored by CoreCivic of Tennessee, LLC (“CoreCivic”) (“Employer”). The Plan is designed to comply with the rules and regulations of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Participating Employers
The Plan qualifies as a “multiple employer” plan as described in Section 413(c) of the Code. The Plan allows other affiliated employers to participate in the Plan (“Participating Employers”), as it deems appropriate. All Participating Employers must adopt the Plan as written, including but not limited to, using the same Trustee, incurring the same expense rate, and contributing at the same rates and same times. Participating Employers are: TransCor America, LLC; Correctional Medicine Associates, PC; Correctional Medicine Associates of Texas, PA; Correctional Medicine Associates of Colorado, PC; Correctional Medicine Associates of California, PC; CCA Health Services, LLC; Correctional Dental Associates, PC; Correctional Dental Associates of Colorado, PC; and, Stephen Merrill, DMD, PC.
Eligibility
For the 2024 plan year, substantially all employees of CoreCivic and Participating Employers who were at least 18 years of age and had completed six months of service and 500 hours of service, as defined by the Plan, were eligible for participation in the Plan on the quarterly entry date (January 1, April 1, July 1, or October 1) following the date they meet these eligibility requirements. Beginning with the 2025 plan year, eligibility for participation was amended to exclude the 500 hours of service requirement.
Effective April 1, 2026, the Plan amended the entry dates for eligible employees, changing quarterly entry dates for elective deferrals and matching contributions to participation in the Plan on the first day of the month following the date they meet the eligibility requirements.
Contributions
The Plan allows eligible employees to contribute up to 90% of their pre-tax
compensation, as defined by the Plan. The Plan also allows eligible participants to make Catch Up Contributions. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2025, the Plan allows a Roth feature for voluntary employee contributions. Employees can elect to make voluntary contributions as all Roth, all pre-tax,
or a combination of both, up to the applicable Internal Revenue Service (“IRS”) annual limits.

CORECIVIC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

CoreCivic provided a Safe Harbor matching contribution equal to 100% of each employee’s eligible bi-weekly
compensation, up to 5% of the employee’s eligible
bi-weekly
compensation. The Plan indicates CoreCivic may provide discretionary employer contributions in addition to the Safe Harbor matching contributions. CoreCivic did not provide such discretionary contributions during 2025. CoreCivic did provide a non-elective
fringe contribution to certain employees at “Service Contract Act” (“SCA”) locations in 2025. Those non-elective
contributions are 100% vested immediately.
Company and participant contributions may not exceed the maximum amount deductible for federal income tax purposes.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings (losses), and charged with an allocation of administrative expenses. Allocations are based on participant earnings, deferrals, account balances, or specific participant transactions as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participants direct how their contributions and employer contributions made on their behalf are invested. At December 31, 2025, the Plan had balances in 21 investment funds, consisting of 16 mutual funds, two pooled separate accounts, a common collective trust fund, a U.S. Treasury Cash Reserve Fund, and CoreCivic, Inc. common stock.
Vesting
Participants are fully vested in their employee contributions, safe harbor matching contributions, non-elective
employer contributions, and/or rollover contributions and the earnings (losses) thereon. Vesting in discretionary employer contributions is based on years of service. All active participants become vested in such discretionary employer contributions made and investment earnings (losses) thereon according to the following schedule of service:

Less than two years	0%
Two years	20%
Three years	40%
Four years	80%
Five years or more	100%
In the event of death, disability, or upon attainment of the Plan’s retirement age, as defined in the Plan agreement, participants become fully vested in their employer contributions.

CORECIVIC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

Payment of Benefits
Upon death, disability, retirement, or termination of employment, participants or their beneficiaries may elect to receive a lump-sum
distribution, payable in the form of cash of the vested portion of their account balance.
Participants who were participants in a plan assumed by CoreCivic in connection with the acquisition of U.S. Corrections Corporation in 1998 are offered the option of a hardship distribution. Cases of financial hardship are reviewed and approved by the Plan Administrator. A hardship distribution cannot be taken until the participant has exhausted other means of financing through the Plan or other plans maintained by CoreCivic. A hardship can only be taken from the amounts accumulated in the participant’s account through employee deferral contributions.
Effective October 1, 2022, CoreCivic amended the Plan to allow in-service
withdrawals from the
pre-tax
salary deferral money type for employees ages 62 and older. At the same time, the Plan was also amended to allow in-service
withdrawals from the Rollover Contribution money type, with no age requirements for this type of in-service
withdrawal.
Forfeitures
Amounts not vested upon termination of employment are forfeited by participants and may be used to fund CoreCivic’s matching or discretionary contributions or pay Plan expenses. At December 31, 2025, and 2024, unallocated non-vested
accounts totaled $28,899 and $15,312, respectively. During the year ended December 31, 2025, no forfeitures were used.
Notes Receivable from Participants
A participant may borrow the lesser of $50,000 or 50% of his or her vested account balance with a minimum loan amount of $1,000. A participant may have only one loan outstanding at any time. Loans are repayable through payroll deductions over periods ranging up to 60 months. The loans are secured by the balance in the participant’s account. The interest rate for the loan is 1% over the Prime Rate published in the Wall Street Journal on the first business day of the month the loan is originated. The interest rates on outstanding loans as of December 31, 2025, ranged between 4.25% and 9.50%.
Plan Termination
Although it has not expressed any intention to do so, CoreCivic may terminate the Plan or trust agreement at any time. In the event of Plan termination, participants’ interests in employer contributions will become fully vested, and the accounts will be paid in lump-sum
distributions as soon as practicable after the termination.
Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of CoreCivic, Inc. common stock allocated to his or her account and is notified by the Trustee prior to the time such rights are to be exercised.

CORECIVIC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting.
Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.
Investment Valuation and Income Recognition
Investments are carried at fair value as determined on the last day of the Plan year. Fair value of financial instruments is what would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend
date. Interest income is recorded on the accrual basis. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Contributions
Contributions from Plan participants and the matching contributions from each Participating Employer are recorded in the year in which the employee contributions are withheld from compensation.
Notes Receivable from Participants
Notes receivable from participants are measured at their principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Processing fees of the Plan are charged against the participant’s account balance that was responsible for the expense. Effective 2022, administrative expenses are paid by the Plan or may be paid by the Employer at the Employer’s discretion. Administrative expenses paid by the Plan may be allocated to participants on a Pro Rata or Per Capita basis, at the Employer’s discretion. Administrative expenses paid by the Employer are excluded from these financial statements. Investment-related expenses are included in the net appreciation in fair value of investments.

CORECIVIC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

The agreement between the Trustee and the Plan included a revenue-sharing arrangement, whereby the Trustee shares revenue generated by the Plan in excess of the Trustee’s fee. These deposits are included as part of the net appreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. These funds are used to pay other Plan expenses, with the option of any remaining amounts being reallocated to participants.
At December 31, 2025 and 2024, $204,810 and $222,609 respectively, were available to be reallocated or pay Plan expenses. During the year ended December 31, 2025, $124,943 were used to pay Plan expenses. No amounts were reallocated to participants in 2025.
Risks, Uncertainties and Concentrations
Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
At December 31, 2025 and 2024, the Plan held investments in Vanguard Institutional Index Fund and Fidelity Advisor Equity Growth Z, representing approximately 18% and 16%, respectively, of Plan investments in 2025 and 18% and 17%, respectively, in 2024.
NOTE C - FAIR VALUE MEASUREMENTS
The Plan values assets in accordance with the fair value standard. The standard clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures for fair value measurement. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level
 1
– Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level
 2
– Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

CORECIVIC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level
 3
– Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.
Common stock
:
Valued at the closing price reported on the active market on which the individual security is traded.
Mutual funds
:
Valued at the net asset value of shares held by the Plan at year end in an active market. These funds are required to publish their daily net asset value (“NAV”) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Common collective trust fund
:
Valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Pooled separate accounts
:
Valued at the net asset value of the funds as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying securities held by the separate account, less liabilities, divided by the number of units outstanding. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value. The Capital Group EuroPacific Growth Pooled Separate Account invests exclusively in the Capital Group EuroPacific Growth Trust, a common collective trust. The fund seeks long-term capital appreciation by investing primarily in equity securities of companies located in developed and emerging markets outside the United States, with a

CORECIVIC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

diversified approach across countries, sectors, and industries. The Putnam U.S. Large Cap Value Fund (IS Platform) is a pooled separate account advised by Putnam Investments. The fund’s objective is long-term capital appreciation through investment in a diversified portfolio of primarily large-capitalization U.S. equity securities selected using a value-oriented investment approach.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Mutual funds	$425,244,904	$—	$—	$425,244,904
Common stock	19,837,600	—	—	19,837,600

Total assets in the fair value hierarchy	$445,082,504	—	—	$445,082,504
Investments measured at Net Asset Value (NAV)*				44,188,270

Investments at fair value	$445,082,504	$—	$—	$489,270,774

CORECIVIC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024:

	Level 1	Level 2	Level 3	Total
Mutual funds	$395,783,492	$—	$—	$395,783,492
Common stock	25,464,294	—	—	25,464,294

Total assets in the fair value hierarchy	$421,247,786	—	—	$421,247,786
Investments measured at Net Asset Value (NAV)*				15,148,553

Investments at fair value	$421,247,786	$—	$—	$436,396,339

*
Certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in these tables are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on net asset value (“NAV”) per share as of December 31, 2025 and 2024, respectively.

Description	Fair Value 12/31/2025	Fair Value 12/31/2024	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Common Collective Trust Fund	$14,402,226	$15,148,553	n/a	Daily	30 days
Pooled Separate Accounts	29,786,044	—	n/a	Daily	30 days

Total	$44,188,270	$15,148,553

CORECIVIC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE D - FEDERAL INCOME TAX STATUS
The Company has adopted a
non-standardized
pre-approved
profit-sharing plan document sponsored by Great West Trust Company that has received an opinion letter from the IRS dated June 30, 2020, stating that the form of the pre-approved
plan document was in compliance with the applicable requirements of the Code. Although the Plan has been amended since adopting the pre-approved
plan document, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified, and the related trust is tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
NOTE E - RELATED PARTY AND
PARTY-IN-INTEREST
TRANSACTIONS
Empower Trust Company is the trustee and custodian of the Plan for all Plan assets including those invested in the CoreCivic, Inc. common stock. Therefore, transactions with these parties qualify as party-in-interest
transactions. The Plan also held notes receivable from participants which also qualify as party-in-interest
transactions.
All transactions in the CoreCivic, Inc. common stock qualify as party-in-interest
transactions because the Company is the plan sponsor. For the years 2025 and 2024, no dividends were paid. The Plan held 1,038,074.298694 and 1,171,310.698673 shares valued at $19,837,600 and $25,464,294 as of December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, the Plan purchased 65,794.562369 shares and sold 199,030.962348 shares.
NOTE F - LIMITATION ON CORECIVIC STOCK ELECTIONS AND TRANSFERS INTO CORECIVIC STOCK
The Plan Administrative Committee, with the approval of the CoreCivic Board of Directors, limits the percentage of new contributions that plan participants are permitted to invest in CoreCivic, Inc. common stock to ten percent (10%). Transfers into CoreCivic, Inc. common stock from the Plan’s other funds are also subject to the same limitation. Therefore, requests to transfer funds into CoreCivic, Inc. common stock are not permitted if, at the time of the transfer, the transfer would cause the participant’s CoreCivic, Inc. common stock balance to exceed 10% of the participant’s total plan balance.

CORECIVIC 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2025 AND 2024

NOTE G - DELINQUENT EMPLOYEE DEFERRAL TRANSMITTALS
During the year ended December 31, 2025 and 2024, the Company erroneously failed to remit certain employee deferrals and loan repayments totaling $3,803 and $1,783, respectively, to the Plan in the time period described in 29 CFR
2510.3-102.
All contributions and loan repayments have since been remitted to the Plan. For the amounts related to 2025, the Company will make a corrective contribution for lost earnings and complete the other corrections needed for the late contributions during 2026. The Company made a corrective contribution for lost earnings for the amounts related to 2024 in 2025.
NOTE H - SECURE Act 2.0
On December 23, 2022, Congress passed the Consolidated Appropriations Act of 2023 which included SECURE Act 2.0. SECURE Act 2.0 contains over 90 new retirement provisions, with varying effective dates through 2027. Since SECURE Act 2.0 provisions include both required and optional elements, the plan administrator will determine the optional provisions to elect and amend the Plan document accordingly. Most of the significant provisions became effective in 2024 and thereafter. Accordingly, there is no material impact to the Plan’s 2025 financial statements.
NOTE I - SUBSEQUENT EVENTS
The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance, and has determined that no significant events occurred after December 31, 2025, but prior to the issuance of these financial statements, that would have a material impact on its financial statements.

SUPPLEMENTAL SCHEDULES

CORECIVIC 401(k) PLAN
SCHEDULE H, LINE 4(a) - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN 62-1806755, Plan 001
FOR THE YEAR ENDED DECEMBER 31, 2025

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under Voluntary Fiduciary Correction Program and Prohibited Transaction Exemption 2002-51
	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program	Contributions Pending Correction in Voluntary Fiduciary Correction Program
Check Here If Late Participant Loan Repayments Are Included: x
During the year ended December 31, 2024	—	$1,783	—	—
During the year ended December 31, 2025	$3,803	—	—	—

CORECIVIC 401(k) PLAN
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN 62-1806755, Plan 001
DECEMBER 31, 2025

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost		(e) Current Value
	Federated Hermes	US Treasury Cash Reserves IS	*	*	$233,890
	DFA	US Targeted Value I	*	*	1,135,550
	Lord Abbett	Short Duration Income R6	*	*	8,282,349
	The American Funds Group	American Balanced R6	*	*	36,068,787
	Capital Group	EuroPacific Growth SA	*	*	23,231,340
	Fidelity	Advisor Equity Growth Z	*	*	77,159,595
	Vanguard Investment	Institutional Index Fund	*	*	88,071,994
	Vanguard Investment	Mid Cap Index Adm	*	*	9,857,670
	Vanguard Investment	Small Cap Index Instl	*	*	15,825,691
	Vanguard Investment	Explorer Adm	*	*	5,744,216
	JP Morgan	Mid Cap Growth R6	*	*	27,303,825
	MFS	Mid Cap Value R6	*	*	979,715
	BlackRock	Lifepath Index Retirement K	*	*	17,799,210
	BlackRock	Lifepath Index 2030 K	*	*	46,029,574
	BlackRock	Lifepath Index 2040 K	*	*	38,240,445
	BlackRock	Lifepath Index 2050 K	*	*	31,042,861
	BlackRock	Lifepath Index 2060 K	*	*	14,692,110
	Putnam	US Large Cap Value (IS Platform)	*	*	6,554,704
	Federated Hermes	Total Return Bond Fund R6	*	*	6,777,422
	Morley Financial	Stable Value Class 25-I	*	*	14,402,226
*	CoreCivic, Inc.	CoreCivic, Inc. Common Stock	*	*	19,837,600
*	Various plan participants	Notes receivable from participants (interest rate ranged between 4.25% and 9.50% with varying maturity dates through 2030)	-0-		17,794,804

		Total			$507,065,578

*	Indicates party-in-interest.
**	Cost information is not required for participant-directed investments.

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

23.1	Consent of BAKER TILLY US, LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CoreCivic 401(k) Plan

Date: June 26, 2026	By:	/s/ Brian Hammonds
	Name:	Brian Hammonds
	Title:	Vice President, Finance, CoreCivic of Tennessee, LLC, the Plan Administrator, and of CoreCivic, Inc., the sole member of CoreCivic of Tennessee, LLC